Mail Stop 4720

September 2, 2009

By U.S. Mail and Facsimile to (404) 253-8847

John C. Hope
Chairman of the Board and Chief Executive Officer
Whitney Holding Corporation
228 St. Charles Avenue
New Orleans, Louisiana 70130

> **Re:** **Whitney Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008 and related**
> **filings**
> **File No. 0-1026**

Dear Mr. Hope:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

Sincerely,

Jessica Livingston
Senior Counsel

cc: John B. Shannon, Esq.
       Alston and Bird LLP
       (by fax)